December 17, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for Fiscal Quarter Ended September 30, 2019
Filed March 6, 2019 and November 6, 2019
File No. 001-09810

Ladies and Gentlemen:

The response of Owens & Minor, Inc. (the “Company” or “Owens & Minor”) to your letter dated December 3, 2019, regarding the above-referenced filing of the Company, is set forth below.
For convenience, the comments contained in your letter are presented (displayed in italics) below, followed by the Company’s response.

Form 10-K filed March 6, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 28
1. Please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures.
Response
Scheduled interest payments due by period are reflected in the Long-term debt line item within the Contractual Obligations table of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations as noted in footnote (1) of the table. In future filings of our Form 10-K, we will present scheduled interest payments due by period in a separate line item within the Contractual Obligations table.

Consolidated Statements of Income (Loss), page 37
2. Please tell us your consideration of separately disclosing net sales of tangible products and revenues from services and cost of tangible products sold and cost of services in accordance with Rule 5-03(b) of Regulation S-X.
Response
We have applied the guidance contained in Rule 5-03(b) of Regulation S-X that states, “If income is derived from more than one of the sub captions described under 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”
We note that approximately 97 percent of our consolidated Net revenue disclosed in our Form 10-K for Fiscal Year Ended December 31, 2018 and each of our 2019 Form 10-Q filings was derived from the sale of medical and surgical products, or “net sales of tangible products,” (as stated within Rule 5-03(b) of Regulation S-X) and revenue from services represented approximately 3 percent of consolidated Net revenue.
Similarly, we note that approximately 97 percent of consolidated Cost of goods sold as disclosed in our Form 10-K for Fiscal Year Ended December 31, 2018 and 2019 10-Q filings was derived from “cost of tangible goods sold” and cost of services represented approximately 3 percent of consolidated Cost of goods sold.
Based on consideration of the information above, we elected to report all revenue within the “Net revenue” line item and all cost of goods sold within the “Cost of goods sold” line item on our Consolidated Statements of Income.
Note 1 Summary of Significant Accounting Policies
Revenue Recognition, page 44
3. Please tell us your consideration of the disclosures in ASC 606-10-50-12(b) related to payment terms and whether your contracts with customers have a significant financing component. In this regard we note your disclosures in Note 6 on page 50 related to financing receivables and payables under your order to cash program. Also, tell us your consideration of the disclosures in ASC 606-10-50-20(c) related to allocating the transaction price to specific parts of customer contracts.
Response
The payment terms in our contracts with customers do not have a significant financing component as the timing of payments agreed to by the parties to our contracts does not provide the customer or us with a significant benefit of financing the transfer of goods or services to the customer in accordance with ASC 606-10-32-15. Furthermore, the receivables and payables disclosed as “financing receivables and payables” in our Form 10-K for Fiscal Year Ended December 31, 2018 and 2019 10-Q filings primarily represent order-to-cash receivables and payables. Interest is not charged on the order-to-cash receivables associated with our Global

Solutions segment, under which we invoice manufacturers' customers and remit collected amounts to the manufacturers, and our contracts contain normal and customary payment terms. As these arrangements do not have a significant financing component, we will rename these receivables and payables “Order-to-Cash Receivables and Payables” rather than “Financing Receivables and Payables” to more appropriately reflect the nature of these receivables and payables in future filings.
As it relates to ASC 606-10-50-20(c), we determined that our sales contracts with customers generally contain a single performance obligation since the promised goods or services are not separately identifiable from other promised goods or services in the contracts, and thus not distinct in accordance with ASC 606-10-25-19. As such, in accordance with ASC 606-10-50-20(c), we have allocated the transaction price to the single performance obligation associated with our revenue.
Note 10 - Debt, page 53
4. We note that you entered into the Security Agreement pursuant to which you granted collateral, including first priority liens and security interests in all present and future shares of capital stock owned by the Credit Parties in present and future subsidiaries, limited in the case of controlled foreign corporations to a pledge of 65% of the voting capital stock of each first-tier foreign subsidiary, on behalf of the holders of the 2021 Notes and 2014 Notes. Please tell your consideration of providing the financial statements for each of your affiliates whose securities constitute a substantial portion of the collateral for the 2001 Notes and 2024 Notes that would be required if the affiliate were a registrant and required to file financial statements. Please refer to Rule 3-16 of Regulation S-X. In this regard, we are aware of your letters dated November 25, 2018, January 25, 2019 and February 7, 2019.
Response
We note in accordance with Rule 3-16 of Regulation S-X, if the securities of an affiliate (typically a subsidiary) of a registrant constitute a substantial portion of the collateral for any class of securities registered, the registrant must file the financial statements of the subsidiary that would be required if the subsidiary itself were a registrant. Securities constitute a “substantial portion of the collateral” for purposes of Rule 3-16 of Regulation S-X “if the aggregate principal amount, par value, or book value of the securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20 percent or more of the principal amount of the secured class of securities.”
Based on our analysis, none of the Company’s subsidiaries with pledged equity as described within the Security Agreement constituted a substantial portion of the collateral of the 2021 and 2024 Notes at December 31, 2018 and as such, separate financial statements were not required to be filed under Rule 3-16 of Regulation S-X.
The principal amount of the 2021 and 2024 Notes are each $275 million. The pledged equity of each of eight subsidiaries of the Company amounted to less than $55 million, which is 20% of $275 million, on both a book value and fair value basis as of December 31, 2018. As a result, such affiliate securities did not constitute a “substantial portion of the collateral,” triggering reporting requirements under Rule 3-16 of Regulation S-X. To make this determination related to fair value, we considered our market capitalization of $394 million as of December 31, 2018, which was below our book value of equity of $518 million as of December 31, 2018.
We acknowledge the letters dated November 25, 2018, January 25, 2019 and February 7, 2019, which stemmed from our preliminary assessment of significance threshold under Rule 3-16 of Regulation S-X as of September 30, 2018, at which point the Company’s market capitalization was approximately $1 billion. From the point of initiating our correspondence with the Staff of the Securities and Exchange Commission (the Staff), our market capitalization declined to approximately $394 million as of December 31, 2018, which resulted in a decrease in the market value of our pledged equity subsidiaries. We continued our no action request with the Staff to reach a conclusion to be implemented in the event that the market value of our pledged equity subsidiaries increased above the threshold amounts.
Note 20 - Segment Information, page 65
5. Please tell us your consideration of providing revenues from external customers for each product or service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-20-50-39.
Response
ASC 280-10-50-40 states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”
ASC 280-10-50-40 also requires disclosure of similar products and services if a company’s segments are not reported in that manner. ASC 280 does not define “similar.” Therefore, the determination of whether two or more products and services are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the entity.
The Company considered the distinct aspects of our segments to determine how to group similar products and services for a segment. The Company concluded that the reportable segments are the same as its major product and services categories because the Company considers the products and services within its segments to be similar in certain key aspects, including the nature of the Company’s products and services, the type of customers for their products and services, and the method used to distribute products and services. The Company believes that these common key aspects within the reportable segments provide an appropriate grouping of products and services.
We have reported net revenues from external customers by each group of products and services using our Global Solutions and Global Products reportable segments. The Global Solutions segment includes net revenues from our United States and European distribution of medical and surgical supplies, logistics and value-added services business. Global Products manufactures and sources medical surgical products through our production and kitting operations.

As noted in our response to comment 2 above, approximately 97 percent of consolidated Net revenue as disclosed in our Form 10-K for Fiscal Year Ended December 31, 2018 and each of our 2019 Form 10-Q filings was derived from medical and surgical products and revenue from services represented approximately 3 percent of consolidated Net revenue. As a result, revenue from services would not warrant separate disclosure on the basis of materiality.
Further, the Company discloses net revenue by geographic area within its Segment Information footnote and also discloses that our portfolio of medical and surgical supplies includes branded products purchased in large volumes from manufacturers and our own proprietary products.
Accordingly, the Company believes its disclosure of revenues by reportable segment satisfies the requirement of ASC 280-10-50-40, which specifically requires disclosure of revenues from external customers for each group of similar products and services.

Form 10-Q filed November 6, 2019

Cover Page
6. We note that you checked the box that you are a Large accelerated filer as well as the box that you are a Smaller reporting company. Please revise or advise.
Response

The Company respectfully acknowledges that we concluded we meet the definitions of both a large accelerated filer and a smaller reporting company.
We considered the following definition of a large accelerated filer per SEC Rule § 240.12b-2: “The term large accelerated filer means an issuer after it first meets the following conditions as of the end of its fiscal year:
(i) The issuer had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more, as of the last business day of the issuer's most recently completed second fiscal quarter;
(ii) The issuer has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months; and
(iii) The issuer has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act.”
To reach our conclusion that the Company was a large accelerated filer as of the end of our third fiscal quarter, we considered each of the above conditions as of the end of our most recent fiscal year, December 31, 2018, as follows:

(i)	The market value of the voting and non-voting common equity held by non-affiliates exceeded $700 million as of the end of our second quarter of fiscal 2018.

(ii)	The Company had been subject to the requirements of 13(a) or 15(d) for a period of more than 12 months as of the end of fiscal 2018.

(iii)	The Company had filed more than one annual report pursuant to section 13(a) or 15(d) of the Act as of the end of fiscal 2018.

We also considered SEC Rule, § 240.12b-2 (3): Entering and exiting accelerated filer and large accelerated filer status:
“(i) The determination at the end of the issuer's fiscal year for whether a non-accelerated filer becomes an accelerated filer, or whether a non-accelerated filer or accelerated filer becomes a large accelerated filer, governs the deadlines for the annual report to be filed for that fiscal year, the quarterly and annual reports to be filed for the subsequent fiscal year and all annual and quarterly reports to be filed thereafter while the issuer remains an accelerated filer or large accelerated filer.”
Following the guidance in the above paragraph, we used our determination at the end of our most recent fiscal year, 2018, to conclude whether the quarterly and annual reports to be filed for the subsequent fiscal year, 2019, should include large accelerated filer status. In accordance with this guidance, we will reconsider our large accelerated filer status as of the Company’s fiscal 2019 year-end. In order to reach that conclusion, we will consider whether the Company has a market capitalization of less than $500 million, based on the following guidance, which is also included within SEC Rule, § 240.12b-2 (3):
“(iii) Once an issuer becomes a large accelerated filer, it will remain a large accelerated filer unless the issuer determines at the end of a fiscal year that the aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of the issuer was less than $500 million, as of the last business day of the issuer's most recently completed second fiscal quarter.”
We also considered Computational Note 1 to paragraph (3) within the SEC Rule, § 240.12b-2:
“Once an issuer determines that it does not qualify for smaller reporting company status because it exceeded one or more of the current thresholds, it will remain unqualified unless when making its annual determination either:
(A) It determines that its public float was less than $200 million; or
(B) It determines that its public float and its annual revenues meet the requirements for subsequent qualification included in the following chart:” (note: for purposes of this letter, we did not include the chart here since not relevant)
As we did not initially qualify for smaller reporting company (SRC) status prior to fiscal 2018, we considered the above guidance. We determined that our public float was less than $200 million as of our most recently ended second fiscal quarter (i.e. June 30, 2019).

Furthermore, we note that we considered the SEC’s “Amendments to the Smaller Reporting Company Definition” issued on August 10, 2018:
“A reporting company will determine whether it qualifies as a SRC annually as of the last business day of its second fiscal quarter. If it qualifies as a SRC on that date, it may elect to reflect that determination and use the SRC scaled disclosure accommodations in its subsequent filings, beginning with its second quarter Form 10-Q.”

General
7. Please address the above comments to the extent applicable.
Response
With respect to the quarterly Form 10-Qs, we believe our response to the second question (Consolidated Statements of Income (Loss)) and fifth question (Note 20 - Segment Information) apply to both our annual and quarterly filings.
Should you have any questions or require further information, please feel free to contact me at (804) 723-7937.

Sincerely,

/s/ Andrew G. Long
Andrew G. Long
Executive Vice President and Chief Financial Officer